EXPENSE LIMITATION AGREEMENT

FORUM FUNDS II
c/o Atlantic Fund Administration
Three Canal Plaza, Suite 600
Portland, ME 04101

June 20, 2014

Acuitas Investments, LLC
520 Pike Street, Suite 1221
Seattle, WA 98101

Dear Mr. Jensen:

Pursuant to this Expense Limitation Agreement (the "Agreement"), Acuitas Investments, LLC (the "Adviser") agrees to limit its investment advisory fee and reimburse expenses as necessary to ensure that the net annual operating expenses, (excluding all taxes, interest, portfolio transaction expenses, acquired fund fees and expenses, proxy expenses, and extraordinary expenses) for the Acuitas International Small Cap Fund and the Acuitas US Microcap Fund (each a "Fund" and together, the "Funds") do not exceed the levels listed below (the "Expense Limitation") for the period ending November 1, 2015 (the "Limitation Period").

Acuitas International Small Cap Fund - Institutional Shares	1.50%
Acuitas International Small Cap Fund - Investor Shares	1.75%
Acuitas US Microcap Fund - Institutional Shares	1.70%
Acuitas US Microcap Fund - Investor Shares	1.95%

This Agreement constitutes the whole agreement between the parties and supersedes any previous fee waiver agreement relating to the Funds.

The Funds agree to repay the Adviser for any advisory fees forgone and any operating expenses in excess of the Expense Limitation that the Adviser reimburses under the Expense Limitation, provided that (i) the repayments do not cause the respective Fund's total operating expenses (excluding all taxes, interest, portfolio transaction expenses, acquired fund fees and expenses, proxy expenses, and extraordinary expenses) to exceed the annual rate of average daily net assets for the respective Fund, (ii) the repayments are made within three years of the date on which they are incurred, and (iii) the repayments are approved by the board. The Adviser understands that it shall look only to the assets attributable to the respective Fund for performance of this Agreement and for payment of any claim the Adviser may have hereunder, and neither any other series of the Trust, nor any of the Trust's trustees, officers, employees, agents, or shareholders, whether past, present or future, shall be personally liable therefor.

This Agreement is made and to be performed principally in the states of Washington and Maine, and except insofar as the Investment Company Act of 1940, as amended, or other federal laws and regulations may be controlling, this Agreement shall be governed by, and construed and enforced in accordance with, the internal laws of the State of Delaware.

This Agreement may only be amended or terminated with the approval of the Board of Trustees of Forum Funds II (the "Board") and will automatically terminate concurrent with the termination of the advisory agreement between the Adviser and the Trust with respect to the Funds.

If you are in agreement with the foregoing, please sign the form of acceptance on the enclosed counterpart hereof and return the same to us.

Very truly yours,

FORUM FUNDS II,

By:	/s/ Stacey E. Hong
Stacey E. Hong
Title:	President

The foregoing Agreement is hereby accepted as of June 20, 2014.

ACUITAS INVESTMENTS, LLC

By:	/s/ Dennis Jensen
Name:	Dennis Jensen
Title:	Partner, Director of Research

Signature page to the Expense Limitation Agreement